

RECEIVED
FEB 2 2 2006
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213
SECTION
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06002259

SECURI ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nevis Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 West Peachtree Street, Suite 1150
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marrion Heflin 678-298-2006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marrion Heflin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nevis Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, Fulton County, Georgia
My Commission Expires September 9, 2007



Signature

Managing Director & CFO
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEVIS SECURITIES, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2005

NEVIS SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2005

CONTENTS



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Member
Nevis Securities, LLC

We have audited the accompanying statement of financial condition of **Nevis Securities, LLC** (a Georgia limited liability company) as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevis Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 8, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

NEVIS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 239,205
Accounts receivable	3,439
SOFTWARE, less accumulated depreciation of $4,290 in 2005	7,590
OTHER ASSETS:	
Security deposit	4,262
Total Assets	$ 254,496

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accrued liabilities	$ 34,071
Total Current Liabilities	34,071
MEMBER'S EQUITY:	
Member's capital	1,025,100
Retained earnings	(804,675)
Total Member's Equity	220,425
Total Liabilities and Member's Equity	$ 254,496

The accompanying notes are an integral part of these financial statements.

NEVIS SECURITIES, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2005

REVENUES:	
Underwriting income	$ 28,939
OPERATING EXPENSES:	
Salaries expense	165,822
General and administrative	193,155
Insurance	68,967
Professional fees	28,886
Depreciation	3,960
Total Operating Expenses	460,790
Operating Loss	(431,851)
OTHER INCOME	7,765
NET LOSS	$ (424,086)

The accompanying notes are an integral part of these financial statements.

NEVIS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2005

	Member's Capital	Retained Earnings	Total Member's Equity
BALANCE, December 31, 2004	$ 1,000,100	$ (344,589)	$ 655,511
Net loss	-	(424,086)	(424,086)
Contributions by member	25,000	-	25,000
Distributions to member	-	(36,000)	(36,000)
BALANCE, December 31, 2005	$ 1,025,100	$ (804,675)	$ 220,425

The accompanying notes are an integral part of these financial statements.

NEVIS SECURITIES, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(424,086)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		3,960
Changes in:		
Accounts receivable		(3,439)
Accrued liabilities		(4,362)
Net Cash Used By Operating Activities		(427,927)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(36,000)
Contributions by member		25,000
Net Cash Used By Financing Activities		(11,000)
NET DECREASE IN CASH		(438,927)
CASH, BEGINNING OF YEAR		678,132
CASH, END OF YEAR	$	239,205

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's business includes the participation in the underwriting of public offerings and private placement of corporate and municipal securities, providing investment advisory services and providing other consulting services. The Company currently has an agreement with an affiliate that gives the affiliate the right of first refusal to participate in any underwriting of municipal securities. The agreement outlines the fees earned in each transaction to be allocated between the Company and the affiliate.

The Company was formed in October 2002, and operates a single office in Atlanta, Georgia. It is a wholly-owned subsidiary of a non-broker-dealer company ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Consulting revenue is recognized when services are performed.

Revenue related to the underwriting of public and private offerings is recognized when the Company has rendered all services to the issuer and is entitled to collect the fee from the issuer. Revenue for investment advisory services is recognized over the period that the services are performed.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Cash and Cash Equivalents

Cash represents withdrawable deposits and money market accounts in banks and brokers. From time to time, balances may exceed insured amounts.

Software

Amortization of purchased software is provided using the straight-line method over three years.

2. RELATED PARTY TRANSACTIONS

In 2005, the Company incurred $22,000 to a member of the board of directors of the Parent for consulting services. Also, in 2005, the Company paid approximately $44,000 to a related party for the reimbursement of expenses incurred for the benefit of the Company.

3. LEASES

The Company has various noncancelable operating lease agreements for office space and furnishings, which expire in 2006. Rental expense for 2005 was $53,510. The minimum future rental payments under these leases are $21,876.

4. KEY EMPLOYEE AGREEMENT

At December 31, 2005, the Company has an employment agreement with a key executive to serve the Company that provides for compensation and benefits. The Company has certain obligations as defined in the agreement for termination without cause or upon death.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2005, the ratio of aggregate indebtedness to net capital was 0.16 to one, and net capital was $208,573, which was $108,573 more than required.



W I N D H A M B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Member
Nevis Securities, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, and Rule 15c3-3 information at December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.
Certified Public Accountants

February 8, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

NEVIS SECURITIES, LLC

SUPPLEMENTARY DATA
December 31, 2005

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2005	$	220,425
Less non-allowable assets		(11,852)
Net Capital	$	208,573

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$	216,986
Audited financial statement adjustments		3,439
Member's Equity per Audited Financial Statements	$	220,425

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	205,134
Audited financial statement adjustments		3,439
Net Capital Per Audited Financial Statements	$	208,573

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	34,071
Total Aggregate Indebtedness	$	34,071
Ratio of Aggregate Indebtedness to Net Capital		0.16 to 1

NEVIS SECURITIES, LLC

SUPPLEMENTARY DATA
December 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Nevis Securities, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Nevis Securities, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Member
Nevis Securities, LLC

In planning and performing our audit of the financial statements and supplementary data of **Nevis Securities, LLC** (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 8, 2006